UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-41870

Diversified Energy Company plc

(Translation of registrant’s name into English)

1600 Corporate Drive

Birmingham, Alabama 35242

Tel: +1 205 408 0909

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Diversified Energy Company plc (the “Company” or “Diversified”) today published its 2023 Annual Report and Form 20-F (the “Annual Report”) following the release of the Company's Full Year 2023 results announcement. The Annual Report provides an overview of its businesses, the Company’s strategy and sustainability approach, and its financial and non-financial performance. The report also reflects on the key trends that influence Diversified’s businesses and its stakeholders, and how these trends impact the way in which the Company creates and shares value, today and in the future.

To read more about Diversified’s purpose and other topics covered in the Annual Report, the report can be downloaded via https://ir.div.energy/reports-announcements. A hard copy of the report, including the audited financial statements, can be ordered free of charge by sending a request to our Investor Relations department.

Diversified also filed the Annual Report with the United States Securities and Exchange Commission (“SEC”). The Annual Report on Form 20-F will be available on https://ir.div.energy and can be downloaded from the SEC website once filed.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated March 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diversified Energy Company plc

Date: March 19, 2024	By:	/s/ Bradley G. Gray
Bradley G. Gray
President & Chief Financial Officer